                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                       AMERICA ONLINE LATIN AMERICA, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    02365B100
                                 (CUSIP Number)


                            Joan Burton Jensen, Esq.
                               Finser Corporation
                                550 Biltmore Way
                             Coral Gables, FL 33134
                            Telephone: (305) 442-3452

                                    Copy to:

                            Guilford W. Gaylord, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                           Telephone: (212) 530-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 28, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of 13(d)-1(g), check the following box |_|.


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 2 of 14 Pages
-----------------------                                       ------------------

-------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Aspen Investments LLC
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           -0-  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      50,865,869
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           -0- (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           50,649,203
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,865,869 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,639,584  (See Item 2(a) below)              /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%(1)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

--------
(1) Based on the number of shares of Class A Common Stock outstanding on September 18, 2000, as represented by America Online Latin America, Inc., in its Form 10-K, filed with the Securities and Exchange Commission on September 28, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 62.0%.

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 3 of 14 Pages
-----------------------                                       ------------------

-------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Atlantis Investments LLC
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           -0-  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      50,938,091
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           -0- (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           50,649,203
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,938,091 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,639,584  (See Item 2(a) below)              /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.6%(2)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

--------
(2) Based on the number of shares of Class A Common Stock outstanding on September 18, 2000, as represented by America Online Latin America, Inc., in its Form 10-K, filed with the Securities and Exchange Commission on September 28, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 62.2%.

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 4 of 14 Pages
-----------------------                                       ------------------

-------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Riverview Media Corp.
-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             WC
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           -0-  (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      -0-
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           -0- (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-  (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES -0-  (See Item 2(a) below)              /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 5 of 14 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Gustavo A. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000        (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY          8       SHARED VOTING POWER
               OWNED BY                    50,865,869 (See Item 5 below)
                 EACH          -------------------------------------------------
               REPORTING           9       SOLE DISPOSITIVE POWER
                PERSON                     60,000        (See Item 5 below)
                 WITH          -------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           50,649,203 (See Item 5 below)
--------------------------------------------------------------------------------

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,925,869 (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES 122,639,584 (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%(3)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

--------
(3) Based on the number of shares of Class A Common Stock outstanding on September 18, 2000, as represented by America Online Latin America, Inc. in its Form 10-K, filed with the Securities and Exchange Commission on September 28, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 62.1%.

-----------------------                                       ------------------
CUSIP NO. 02365B100                   13D                     Page 6 of 14 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Ricardo J. Cisneros
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                                  (b) /_/
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE
             OO (See Item 3 below)
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                  /_/
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Venezuela
--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           60,000    (See Item 5 below)
               NUMBER OF
                SHARES         -------------------------------------------------
             BENEFICIALLY
               OWNED BY            8       SHARED VOTING POWER
                 EACH                      50,938,091   (See Item 5 below)
               REPORTING       -------------------------------------------------
                PERSON
                 WITH              9       SOLE DISPOSITIVE POWER
                                           60,000    (See Item 5 below)
                               -------------------------------------------------

                                  10       SHARED DISPOSITIVE POWER
                                           50,649,203  (See Item 5 below)
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             50,938,091    (See Item 5 below)
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  122,639,584   (See Item 2(a) below)                /X/
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.6%(4)  (See Item 5 below)
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------
--------
(4) Based on the number of shares of Class A Common Stock outstanding on September 18, 2000, as represented by America Online Latin America, Inc., in its Form 10-K, filed with the Securities and Exchange Commission on September 28, 2000. The percent of Class A Common Stock represented by the amounts in rows 11 and 12, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, is 62.2%.

         This statement constitutes Amendment No. 2 to the Schedule 13D (the "Schedule 13D") filed by Riverview Media Corp., Gustavo A. Cisneros and Ricardo
J. Cisneros on August 21, 2000 with respect to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). All capitalized terms not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         Paragraphs (a), (b), (c) and (f) of Item 2 are hereby replaced in their entirety with the following:

         (a) This Schedule 13D is filed by Riverview Media Corp. ("Riverview"), Aspen Investments LLC ("Aspen"), Atlantis Investments LLC ("Atlantis"), Gustavo
A. Cisneros ("GAC") and Ricardo J. Cisneros ("RJC", and together with GAC, Aspen, Atlantis and Riverview, the "Reporting Persons"), each individually and as a member of a "group" (as such term is defined pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended), which has been deemed to have been formed by the Reporting Persons and America Online, Inc., a Delaware corporation ("AOL"). As of the date hereof, AOL beneficially owns (i) 4,000,000 shares of Class A Common Stock, (ii) 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), which represents all of such stock outstanding, (iii) warrants to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), and (iv) currently exercisable options to purchase 240,000 shares of Class A Common Stock. Series B Preferred Stock is convertible into Class B Common Stock at any time on a one share for one share basis, which such Class B Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. The Reporting Persons disclaim any beneficial ownership of any AOL-LA securities owned directly or indirectly by AOL.

         (b) The address of the principal businesses of Aspen and Atlantis is c/o Finser Corporation, 550 Biltmore Way, Suite 900, Coral Gables, Florida 33134. The business address of GAC and RJC is c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urbanivacion Colina de los Caobos, Caracas, Venezuela.

         (c) See Item 2(b). Aspen and Atlantis are passive holding companies.

         GAC has been a member of AOL-LA's Board of Directors (the "Board") since January 2000. For more than the last five years, GAC has overseen the management and operations of the Cisneros Group of Companies, a group of companies and joint ventures (including Aspen and Atlantis) that are associated with GAC and RJC and their families (the "Cisneros Group"), and is an executive officer and director of many of its constituent companies. GAC, together with members of his family, or trusts established for their benefit, owns direct or indirect beneficial interests in the companies forming the Cisneros Group. GAC is a director of Spalding Holdings Corporation, Pueblo Xtra International, Inc. and Panamerican Beverages, Inc.

         RJC has been a member of the Board since January 2000. For more than the last five years, RJC has served as an executive officer and a director of a number of the companies within the Cisneros Group, including Venevision and Operadora Sercra C.A.

         Riverview, Aspen and Atlantis are member companies of the Cisneros Group. Aspen is indirectly beneficially owned by GAC, and Atlantis is indirectly beneficially owned by RJC.

         (f) Aspen and Atlantis are limited liability companies organized under the laws of the State of Delaware. GAC and RJC are citizens of Venezuela.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following sentence at the end of the last paragraph:

         On December 28, 2000, Riverview transferred (i) 4,000,000 shares of Class A Common Stock of AOL-LA and 97,298,406 shares of Series C Convertible Preferred Stock of AOL-LA to Aspen and Atlantis in equal proportion and (ii) the rights under a Voting Agreement and Irrevocable Proxy, dated as of August 7, 2000, by and among AOL-LA, Riverview and the Cisneros family members so as to confer, with respect to Atlantis, the right to vote 288,888 Proxy Shares owned by Henrique Jorge Cisneros, Andres Enrique Cisneros, Helena Alicia Cisneros and Eduardo Enrique Ricardo Cisneros, and, with respect to Aspen, the right to vote 216,666 Proxy Shares owned by Adriana Mercedes Patricia Cisneros, Carolina P. Cisneros and Guillermo A. Cisneros, thereby disposing of all of Riverview's prior holdings of shares of AOL-LA Stock. On December 28, 2000, the rights of Riverview under the Stockholder's Agreement, the Registration Rights Agreement and the Charter of AOL-LA referred to in Item 4 were transferred to Aspen and Atlantis.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby replaced in their entirety with the following:

(a) As of the date hereof, Aspen and GAC each beneficially owns (i) 2,000,000 shares of Class A Common Stock that Riverview purchased in the Offering on August 11, 2000 and (ii) 48,865,869 shares of Series C Preferred Stock that Riverview received in the Reorganization (including 216,666 shares owned by children of GAC as to which Aspen has voting power as described in Item 5(b)). Shares of Series C Preferred Stock are convertible into Class B Common Stock at any time on a one share for one share basis, which Class B Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. GAC indirectly beneficially owns all of the equity interest in Aspen. In addition, GAC beneficially owns immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

As of the date hereof, Atlantis and RJC each beneficially owns (i) 2,000,000 shares of Class A Common Stock that Riverview purchased in the Offering on August 11, 2000 and (ii) 48,938,091 shares of Series C Preferred Stock that Riverview received in the Reorganization (including 288,888 shares owned by children of RJC as to which Atlantis has voting power as described in Item 5(b)). Shares of Series C Preferred Stock are convertible into Class B Common Stock at any time on a one share for one share basis, which Class B Common Stock is convertible into Class A Common Stock at any time on a one share for one share basis. RJC beneficially owns all of the equity interest in Atlantis. In addition, RJC beneficially owns immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

         Assuming the conversion of the 48,865,869 shares of Series C Preferred Stock into Class A Common Stock, Aspen beneficially owns 45.5% of the outstanding Class A Common Stock. Assuming the conversion of the 48,938,091 shares of Series C Preferred Stock into Class A Common Stock, Atlantis beneficially owns 45.6% of the outstanding Class A Common Stock. Assuming the conversion of the 48,865,869 shares of Series C Preferred Stock into Class A Common Stock, and the exercise of his option to purchase 60,000 shares of Class A Common Stock, GAC beneficially owns 45.5% of the outstanding Class A Common Stock. Assuming the conversion of the 48,865,869 shares of Series C Preferred Stock into Class A Common Stock, and the exercise of his option to purchase 60,000 shares of Class A Common Stock, RJC beneficially owns 45.6% of the outstanding Class A Common Stock. All percentages herein are based on the number of shares of Class A Common Stock outstanding on September 18, 2000, as represented by AOL-LA in to its Form 10-K, filed with the Securities and Exchange Commission on September 28, 2000 (the "Form 10-K").

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, Aspen, Atlantis, GAC and RJC may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by Banco Itau, Itau Bank, Ltd., a Cayman Limited Liability Company and wholly-owned subsidiary of Banco Itau, and Ricardo Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"). As reported in the Effective Registration Statement, the Banco Itau Reporting Persons beneficially own 31,760,000 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 9.7% of the 325,792,428 issued and outstanding shares of Class A Common Stock (assuming the conversion of all issued and outstanding shares of capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, shares of Class A Common Stock). Riverview, Aspen, Atlantis, GAC and RJC each disclaims beneficial ownership of any such securities of the Aspen, Atlantis Banco Itau Reporting Persons owned directly or indirectly by the Banco Itau Reporting Persons.

         (b) Aspen has the sole power to vote 50,865,869 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock). GAC has the sole power to vote 50,938,091 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock) through his control of Aspen. Such shares include the right to vote 216,666 shares owned by the children of GAC as to which Aspen has voting power pursuant to a Voting Agreement and Irrevocable Proxy with such children. Atlantis has the sole power to vote 50,938,091 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock). RJC has the sole power to vote 50,938,091 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock) through his control of Atlantis. Such shares include the right to vote 288,888 shares owned by the children of RJC as to which Atlantis has voting power pursuant to a Voting Agreement and Irrevocable Proxy with such children. GAC has the sole power to vote and dispose of 60,000 shares of Class A Common Stock (assuming the exercise of his option to purchase such shares). RJC has the sole power to vote and dispose of 60,000 shares of Class A Common Stock (assuming the exercise of his option to purchase such shares).

         Aspen has the sole power to dispose of 50,649,203 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock). GAC has the sole power to dispose of 50,649,203 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock) through his control of Aspen. Atlantis has the sole power to dispose of 50,649,203 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock). RJC has the sole power to dispose of 50,649,203 shares of Class A Common Stock (assuming the conversion of 48,901,980 shares of Series C Preferred Stock) through his control of Atlantis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following paragraph before the last paragraph:

         GAC and Aspen disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by RJC and Atlantis. RJC and Atlantis disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by GAC and Aspen. GAC and RJC are brothers who consult with each other as to matters involving the Cisneros Group of Companies, of which Aspen and Atlantis are member companies, and as a result may be considered to constitute a group for purposes of the investments described.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Description

1. Joint Filing Agreement among the Reporting Parties, dated January 10, 2001, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2001

                                     RIVERVIEW MEDIA CORP.


                                     By:  /s/ Joan Jensen
                                         -------------------------
                                     Name: Joan Jensen
                                     Title: Attorney-In-Fact


                                     ASPEN INVESTMENTS LLC

                                     By: /s/ Joan Jensen
                                         -------------------------
                                     Name: Joan Jensen
                                     Title: Secretary



                                     ATLANTIS INVESTMENTS LLC

                                     By: /s/ Joan Jensen
                                         -------------------------
                                     Name: Joan Jensen
                                     Title: Secretary


                                      /s/ Gustavo A. Cisneros
                                     -----------------------------
                                          Gustavo A. Cisneros


                                      /s/ Ricardo J. Cisneros
                                     ------------------------------
                                          Ricardo J. Cisneros